FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  June 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:ii	AstraZeneca PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	No
An event changing the breakdown of voting rights	No
Other (please specify):
3. Full name of person(s) subject to the notification obligation:iii	Invesco Limited
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached:v	17 April 2014
6. Date on which issuer notified:	17 June 2014
7. Threshold(s) that is/are crossed or reached:vi, vii	5%

8. Notified details:
A: Voting rights attached to sharesviii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Directxi	Indirectxii	Direct	Indirect
Ordinary Shares	72,920,319	72,920,319			63,033,761		4.99%
GB0009895292

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration datexiii	Exercise/ Conversion Periodxiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instrumentsxv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration datexvii	Exercise/ Conversion periodxviii	Number of voting rights instrument refers to		% of voting rightsxix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
63,033,761			4.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:xxi
Invesco Advisers Inc. - 182,047
Invesco Asset Management Japan - 75,034
Invesco Asset Management Limited - 16,790,150
Invesco Asset Management S.A (France) - 76,196
Invesco PowerShares Capital Management LLC - 158,278
Invesco GT Management Ltd - 39,146
Invesco Hong Kong Limited - 1,155
Invesco Fund Managers Limited - 45,006,926
Invesco Asset Management Limited GmbH - 667,087
Van Kampen Asset Management - 37,742

Proxy Voting:
10. Name of the proxy holder:	Invesco Limited
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:
14. Contact name:	Sam Edwards
15. Contact telephone number:	01491 416381

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 18 June 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary